02018816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40277

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

RECEIVED MAR 05 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE THOMPSON GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

244 WESTCHESTER AVENUE
(No. and Street)

WHITE PLAINS	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES A. THOMPSON (914) 997-9229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

26 BROADWAY	NY	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Thompson Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Feb. 25, 2002

TRACI M. CAMPBELL
Notary Public, State of New York
No. 01CA6001357
Qualified in Westchester County
Commission Expires: 01/12/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE THOMPSON GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Thompson Group, Inc.

We have audited the accompanying statement of financial condition of The Thompson Group, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Thompson Group, Inc. as of December 31, 2001, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 11, 2002
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

THE THOMPSON GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 78,788
Commissions receivable	184,450
Furniture, fixtures and equipment, net of accumulated depreciation of $35,659	1,172
Other assets	9,085
Total assets	$273,495

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$112,803
Total liabilities	$112,803
Stockholders' equity:	
Common stock, no par, 200 shares authorized, 50 shares issued and outstanding	$ 6,000
Additional paid-in-capital	48,600
Retained earnings	106,092
Total stockholders' equity	$160,692
Total liabilities and stockholders' equity	$273,495

See the accompanying notes to financial statements.

THE THOMPSON GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$726,650
Revenue from sale of investment company shares	98,602
Dividend and interest income	860
Total revenues	$826,112
Expenses:	
Salaries and other employment costs	$407,341
Commissions	139,367
Occupancy	46,520
Taxes, other than income	21,376
Professional fees	19,160
Depreciation and amortization	3,108
Other expenses	90,239
Total expenses	$727,111
Income before provision for taxes	$ 99,001
Provision for income taxes	28,610
Net income	$ 70,391

See the accompanying notes to financial statements.

THE THOMPSON GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$6,000	$48,600	$ 35,701	$ 90,301
Net income	-	-	70,391	70,391
Balance, December 31, 2001	$6,000	$48,600	$106,092	$160,692

See the accompanying notes to financial statements.

THE THOMPSON GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net income	$70,391
Adjustments to reconcile net income to net cash:	
Depreciation and amortization	3,108
Changes in assets and liabilities:	
(Increase) in commissions receivable	(74,950)
Decrease in other assets	3,598
Increase in accounts payable and accrued expenses	41,533
Net cash provided by operating activities	$43,680
Net increase in cash and cash equivalents	$43,680
Cash and cash equivalents, January 1	35,108
Cash and cash equivalents, December 31	$78,788

See the accompanying notes to financial statements.

THE THOMPSON GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

The company is a registered broker/dealer. The company sells mutual funds and real estate limited partnerships.

Income Taxes

Federal income tax expense for financial reporting purposes has been calculated in accordance with FAS 109.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Income Taxes

Income tax expense for the year ended December 31, 2001 consists of:

Federal	$19,058
State	9,552
Total	$28,610

Note 3. Commitments

During 2001, the company entered into a new non-cancellable lease agreement for office space which expires January 31, 2006. The annual rent for the first year is $69,424, which then increases to $72,228 for the second year, and finally $75,034 per annum for the remaining years. Rental expense for the year ended December 31, 2001 amounted to $46,520. The future minimum rent payments are as follows:

2002	$ 69,424
2003	72,228
2004	75,034
2005	75,034
2006	75,034
Total	$366,754

Rent expense is reduced by the receipt of rent from two sub-lease agreements which are renewable monthly in the amount of $750 each.

Note 4. Pension Plan and Related Party Transactions

During 1999, the company terminated its defined benefit plan and rolled the plan assets into a new defined contribution plan. During 2001 the company made contributions to its defined contribution plan totalling $6,490.

Note 5. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company had net capital of $37,048 which was $29,528 in excess of its required net capital. The company's net capital ratio was 3.045 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

THE THOMPSON GROUP, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Net Capital		
Total stockholders' equity		$160,692
Total stockholders' equity qualified for net capital		$160,692
Deductions and/or charges:		
Non-allowable assets:		
Excess commissions receivable over commissions payable	$113,160	
Furniture and fixtures	1,172	
Haircuts	227	
Other assets	9,085	123,644
Net capital		$ 37,048
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 7,520
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 29,528
Computation of Aggregate Indebtedness		
Total A.I. liabilities		$112,803
Percent of aggregate indebtedness to net capital		304.5%

Schedule II

THE THOMPSON GROUP, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

THE THOMPSON GROUP, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Schedule IV

THE THOMPSON GROUP, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

	Unaudited Filing	Audited Filing	Increase (Decrease)
Total capital	$156,393	$160,692	$ 4,299
Deductions:			
Non-allowable assets	10,427	123,644	(113,217)
Net capital	$145,966	$ 37,048	($108,918)

The difference between the audited and unaudited filings is due to the adjustment of the deductions of non-allowable assets.

CONROY, SMITH & CO.
certified public accountants

Board of Directors
The Thompson Group, Inc.

We have audited the financial statements of The Thompson Group, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 11, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Thompson Group, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Conroy, Smith & Co.

February 11, 2002
New York, NY